Mail Stop 4561

June 4, 2008

Stephen Masterson
Chief Financial Officer
Pacific Capital Bancorp
1021 Anacapa St.
Santa Barbara, California 93101

      RE: Pacific Capital Bancorp
                Form 10-K for Fiscal Year Ended December 31, 2006
                Filed March 1, 2007
                File No. 000-11113

Dear Mr. Masterson,

      We have completed our review of your Form 10-K and have no further comments at this time.

              Sincerely,

              Paul Cline
              Senior Accountant